Exhibit 99.2

PRIMEGA GROUP HOLDINGS LIMITED

Primega Group Holdings Limited Announces Closing of its Initial Public Offering

Hong Kong, July 24, 2024 — Primega Group Holdings Limited (Nasdaq: PGHL) (the “Company”), a provider of transportation services that employs environmentally friendly practices with the aim of facilitating reuse of construction and demolition materials and reduction of construction waste, today announced the closing of its initial public offering and resale of ordinary shares.

The Company offered 1,500,000 ordinary shares at a public offering price of $4.00 per ordinary share in the initial public offering (the “IPO”), received aggregate gross proceeds of approximately $6,000,000, prior to deducting underwriting discounts and other offering expenses. In addition, in connection with the initial public offering, a selling shareholder offered 250,000 ordinary shares of the Company at $4.00 per share (the “Resale”, together with the IPO, the “Offering”), for total gross proceeds of $1,000,000, before deducting underwriting discounts and other offering expenses. The Company’s ordinary shares have commenced trading on the Nasdaq Capital Market on July 23, 2024, under the symbol “PGHL.”

The Company intends to use the net proceeds from the Offering for (i) expanding the existing business by acquiring additional machinery and equipment including tipper trucks and excavation machines and employing additional staff; (ii) upgrading the information technology systems to track the location and deployment of the trucks to improve resource allocation and efficiency, and (iii) funding working capital and other general corporate purposes.

Bancroft Capital, LLC (the “Underwriter”) acted as sole lead underwriter to the Offering.

A registration statement on Form F-1 (File Number: 333-277692) related to the Offering was initially filed with the United States Securities and Exchange Commission (the “SEC”) on March 6, 2024 and declared effective on July 1, 2024. The Offering is made only by means of a prospectus, forming a part of the registration statement. A copy of the final prospectus related to the Offering may be obtained from Bancroft Capital LLC, by email at InvestmentBanking@bancroft4vets.com. The final prospectus was filed with the SEC and is available on the SEC’s website located at http://www.sec.gov.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offers, solicitations or sales would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

PRIMEGA GROUP HOLDINGS LIMITED

About Primega Group Holdings Limited

Primega Group Holdings Limited is a provider of transportation services that employs environmentally friendly practices with the aim of facilitating reuse of construction and demolition materials and reduction of construction waste. Through an operating subsidiary in Hong Kong, the Company operates in the construction industry, mainly handling transportation of materials excavated from construction sites. The services principally comprise of (i) soil and rock transportation services; (ii) diesel oil trading; and (iii) construction works, which mainly include excavation and lateral support works and bored piling. The Company generally provides its services as a subcontractor to other construction contractors in Hong Kong.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Company Info

Primega Group Holdings Limited

Man Siu Ming, Director and Chairman of the Board

msm@primegagroup.com

+852 3997 3682

Investor Relationship

HBK Strategy Limited

Katy Chan, Director

ir@hbkstrategy.com

+852 2498 3681

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